Exhibit 99.1

Phoenix New Media Reports Third Quarter 2018 Unaudited Financial Results

Live Conference Call to be Held at 8:00 PM U.S. Eastern Time on November 12, 2018

BEIJING, China, November 12, 2018 — Phoenix New Media Limited (NYSE: FENG) (“Phoenix New Media”, “ifeng” or the “Company”), a leading new media company in China, today announced its unaudited financial results for the quarter ended September 30, 2018.

“This is a very difficult quarter for us with the slowdown of the macroeconomics and the 14-day suspension of ifeng News mobile application and WAP website as well as some channels on ifeng.com from September 26, 2018,” Mr. Shuang Liu, CEO of Phoenix New Media commented, “However, we have reviewed and improved our internal operating procedures to ensure that we continue to produce top-tier, informative and regulatory compliant content. We have enhanced our content operations team, particularly in video, bolstering our capabilities to deliver outstanding original content. We will continue to execute our long-term strategy to diversify our growth drivers, pushing beyond our core business of news and current affairs into lifestyle-related verticals to help our users cultivate a healthy, happy and fulfilling lifestyle.”

Ms. Betty Ho, CFO of Phoenix New Media, further stated, “Our total revenues experienced a 16.6% year-over-year decrease to RMB355.0 million under the old accounting standard, mainly due to market condition and the tightening of rules and regulations on advertisements for certain specific industries in addition to the impact of the suspension. However, we have implemented a series of initiatives to cultivate a sustainable growth by strengthening our content operations and diversifying our revenue streams, to prepare for the macroeconomic uncertainties in the following quarters.”

Adoption of ASC606

Beginning from January 1, 2018, the Company adopted a new accounting standard of ASC606, Revenue from Contracts with Customers (the “new accounting standard”). The financial data presented in the Company’s financial statements for the quarter and the nine months ended September 30, 2018 are in accordance with the new accounting standard while all financial data presented for the quarter and the nine months ended September 30, 2017 are in accordance with ASC605, Revenue Recognition (the “old accounting standard”).

The impact of applying the new accounting standard on the Company’s unaudited financial results as compared to the old accounting standard for the quarter ended September 30, 2018 was as follows:

	Three Months Ended September 30, 2018
		Adjustments
	Old Accounting Standard (1)	Sales Taxes And Surcharges	Barter Transactions	Contract Fulfillment Costs	New Accounting Standard (2)
	(RMB in thousands)

Revenues	354,999	(29,647)	3,339	—	328,691
Net advertising revenues	304,642	(27,765)	3,339	—	280,216
Paid services revenues	50,357	(1,882)	—	—	48,475
Cost of revenues	(181,104)	29,647	(157)	27	(151,587)
Gross profit	173,895	—	3,182	27	177,104
Operating expenses	(233,396)	—	(263)	—	(233,659)
Sales and marketing expenses	(140,735)	—	(263)	—	(140,998)
Loss from operations	(59,501)	—	2,919	27	(56,555)

Note:

(1)     This financial information for the three months ended September 30, 2018 was presented under the old accounting standard (ASC605).

(2)     This financial information for the three months ended September 30, 2018 was presented under the new accounting standard (ASC606).

Third Quarter 2018 Financial Results

REVENUES

Total revenues for the third quarter of 2018 were RMB328.7 million (US$47.9 million) under the new accounting standard, which represented a decrease of 22.8% from RMB425.6 million in the third quarter of 2017.

Net advertising revenues for the third quarter of 2018 were RMB280.2 million (US$40.8 million) (net of advertising agency service fees and sales taxes and surcharges) under the new accounting standard, which represented a decrease of 22.8% from RMB363.1 million in the third quarter of 2017.

Paid services revenues1 for the third quarter of 2018 decreased by 22.4% to RMB48.5 million (US$7.1 million) from RMB62.4 million in the third quarter of 2017. Revenues from digital entertainment2 for the third quarter of 2018 decreased by 42.7% to RMB30.2 million (US$4.4 million) from RMB52.6 million in the third quarter of 2017. Revenues from games and others3 for the third quarter of 2018 increased by 86.6% to RMB18.3 million (US$2.7 million) from RMB9.8 million in the third quarter of 2017.

1  Paid services revenues comprise of (i) revenues from digital entertainment, which includes MVAS and digital reading, and (ii) revenues from games and others, which includes web-based games, mobile games, content sales, and other online and mobile paid services through the Company’s own platforms.

2  Digital entertainment includes mobile value-added services delivered through telecom operators’ platforms, or MVAS, and digital reading.

3  Games and others include web-based and mobile games, content sales, and other online and mobile paid services through the Company’s own platforms.

Under the old accounting standard ASC605, total revenues for the third quarter of 2018 would have been RMB355.0 million (US$51.7 million), which would have represented a decrease of 16.6% from RMB425.6 million in the third quarter of 2017.

Under the old accounting standard ASC605, net advertising revenues for the third quarter of 2018 would have been RMB304.6 million (US$44.4 million), which would have represented a decrease of 16.1% from RMB363.1 million in the third quarter of 2017, primarily attributable to a 2.9% year-over-year decrease in mobile advertising revenues and a 35.8% year-over-year decrease in PC advertising revenues. The decrease was mainly due to the market condition and the tightening of rules and regulations on advertisements for certain specific industries in addition to impact of the suspension from September 26, 2018.

Under the old accounting standard ASC605, paid services revenues for the third quarter of 2018 would have been RMB50.4 million (US$7.3 million), which would have represented a decrease of 19.3% from RMB62.4 million in the third quarter of 2017. Under the old accounting standard ASC605, revenues from digital entertainment for the third quarter of 2018 would have been RMB31.9 million (US$4.6 million), which would have represented a decrease of 39.5% from RMB52.6 million in the third quarter of 2017, due to a 65.6% decrease               in the MVAS revenues mainly resulting from the decline in users’ demand for services provided through telecom operators in China. Under the old accounting standard ASC605, revenues from online digital reading for the third quarter of 2018 would have been RMB19.6 million (US$2.9 million), which would have represented an increase of 14.2% from RMB17.2 million (US$2.6 million) in the third quarter of 2017. Under the old accounting standard ASC605, revenues from games and others for the third quarter of 2018 would have been RMB18.5 million (US$2.7 million), which would have represented an increase of 88.9% from RMB9.8 million in the third quarter of 2017, primarily attributable to the revenues generated from licensing “Adventure in the skies” (九霄奔云传), a martial arts literature IP owned by the Company, to a film production company.

COST OF REVENUES

Cost of revenues for the third quarter of 2018 was RMB151.6 million (US$22.1 million) under the new accounting standard, which represented a decrease of 19.4% from RMB188.2 million in the third quarter of 2017. Under the old accounting standard ASC605, cost of revenues for the third quarter of 2018 would have been RMB181.1 million (US$26.4 million), which would have represented a decrease of 3.8% from RMB188.2 million in the third quarter of 2017. The decrease in cost of revenues under the new accounting standard was mainly due to:

•                  The sales taxes and surcharges were RMB29.6 million (US$4.3 million) in the third quarter of 2018, which was excluded from cost of revenues and recorded as a reduction item of revenues under the new accounting standard, as compared to sales taxes and surcharges of RMB35.7 million in the third quarter of 2017, which was recorded as a component of cost of revenues under the old accounting standard ASC605.

•                  Content and operational costs for the third quarter of 2018 increased to RMB122.6 million (US$17.9 million) from RMB110.5 million in the third quarter of 2017, primarily attributable to an increase in advertisement-related content production cost.

•                  Revenue sharing fees to telecom operators and channel partners for the third quarter of 2018 decreased to RMB14.3 million (US$2.1 million) from RMB27.9 million in the third quarter of 2017, primarily attributable to a decrease in the sales of MVAS products.

•                  Bandwidth costs for the third quarter of 2018 increased slightly to RMB14.7 million (US$2.1 million) from RMB14.1 million in the third quarter of 2017.

•                  Share-based compensation included in cost of revenues was RMB0.4 million (US$0.1 million) in the third quarter of 2018, as compared to RMB0.9 million in the third quarter of 2017. As the Company recognized share-based compensation, net of estimated forfeitures, on a graded-vesting basis over the vesting term of the awards, there was less share-based compensation recognized in the third quarter of 2018 for share options granted prior to 2018.

GROSS PROFIT

Gross profit for the third quarter of 2018 was RMB177.1 million (US$25.8 million), as compared to RMB237.4 million in the third quarter of 2017. Gross margin for the third quarter of 2018 decreased to 53.9% from 55.8% in the third quarter of 2017. The decrease in gross margin was primarily attributable to the more significant decrease in revenues as compared to the decrease in cost of revenues under the new accounting standard as explained above.

To supplement the financial measures presented in accordance with the United States Generally Accepted Accounting Principles (“GAAP”), the Company has presented certain non-GAAP financial measures in this press release, which excluded the impact of certain reconciling items as stated in the “Use of Non-GAAP Financial Measures” section below. The related reconciliations to GAAP financial measures are presented in the accompanying “Reconciliations of Non-GAAP Results of Operation Measures to the Nearest Comparable GAAP Measures.”

Non-GAAP gross margin for the third quarter of 2018, which excluded share-based compensation, decreased to 54.0% from 56.0% in the third quarter of 2017.

OPERATING EXPENSES AND INCOME/(LOSS) FROM OPERATIONS

Total operating expenses for the third quarter of 2018 increased by 15.7% to RMB233.7 million (US$34.0 million) from RMB201.9 million in the third quarter of 2017, primarily attributable to an increase in traffic acquisition expenses. Share-based compensation included in operating expenses was RMB2.1 million (US$0.3 million) in the third quarter of 2018, as compared to RMB1.5 million in the third quarter of 2017. The increase in share-based compensation was mainly due to the newly granted share-based awards after the third quarter of 2017.

Loss from operations for the third quarter of 2018 was RMB56.6 million (US$8.2 million), as compared to income from operations of RMB35.5 million in the third quarter of 2017. Operating margin for the third quarter of 2018 decreased to negative 17.2% from positive 8.3% in the third quarter of 2017, which was primarily due to the decrease in revenues resulting from the impact of the temporary service suspension and the slowdown of the macroeconomics.

Non-GAAP loss from operations for the third quarter of 2018, which excluded share-based compensation, was RMB54.0 million (US$7.9 million), as compared to Non-GAAP income from operations of RMB37.9 million in the third quarter of 2017. Non-GAAP operating margin for the third quarter of 2018, which excluded share-based compensation, decreased to negative 16.4% from positive 8.9% in the third quarter of 2017.

OTHER INCOME OR LOSS

Other income or loss reflects interest income, interest expense, foreign currency exchange gain or loss, gain or loss from equity method investments, including impairments, and others, net4. Total net other income for the third quarter of 2018 was RMB35.9 million (US$5.2 million), as compared to RMB6.2 million in the third quarter of 2017.

•                  Interest income for the third quarter of 2018 decreased to RMB12.3 million (US$1.8 million) from RMB14.9 million in the third quarter of 2017.

•                  Interest expense for the third quarter of 2018 decreased to RMB3.1 million (US$0.4 million), from RMB5.7 million in the third quarter of 2017, which was primarily due to the decrease in outstanding short-term bank loans in the third quarter of 2018 as compared to that of 2017.

•                  Foreign currency exchange gain for the third quarter of 2018 was RMB6.1 million (US$0.9 million), as compared to foreign currency exchange loss of RMB8.9 million in the third quarter of 2017, which was mainly caused by the depreciation of Renminbi against US dollars in the third quarter of 2018 that generated exchange gains in Renminbi denominated borrowings recorded in the Company’s subsidiaries whose functional currency is not Renminbi.

•                  Gain from equity method investments for the third quarter of 2018, including impairments, was RMB4.2 million (US$0.6 million), as compared to gain from equity method investments of RMB1.0 million in the third quarter of 2017.

•                  Gain on disposal of convertible loans due from a related party for the third quarter of 2018 was RMB10.6 million (US$1.5 million), which was derived from the completion of the assignment to Long De Cheng Zhang Culture Communication (Tianjin) Co., Ltd. of the Company’s rights under a loan to Particle Inc. with a principal amount of US$14.8 million originally granted in August 2016 and with the assignment price of approximately US$17.0 million.

•                  Others, net, for the third quarter of 2018 increased to RMB5.8 million (US$0.8 million), from RMB4.9 million in the third quarter of 2017.

4  “Others, net” primarily consists of government subsidies and litigation loss provisions.

NET INCOME/(LOSS) ATTRIBUTABLE TO PHOENIX NEW MEDIA LIMITED

Net loss attributable to Phoenix New Media Limited for the third quarter of 2018 was RMB16.6 million (US$2.4 million), as compared to net income attributable to Phoenix New Media Limited of RMB32.9 million in the third quarter of 2017. Net margin for the third quarter of 2018 decreased to negative 5.1% from positive 7.7% in the third quarter of 2017. Net loss per diluted ADS5 in the third quarter of 2018 was RMB0.23 (US$0.03), as compared to net income per diluted ADS of RMB0.46 in the third quarter of 2017.

Non-GAAP net loss attributable to Phoenix New Media Limited for the third quarter of 2018, which excluded share-based compensation and gain or loss from equity method investments, including impairments, was RMB18.3 million (US$2.7 million), as compared to non-GAAP net income attributable to Phoenix New Media Limited of RMB34.4 million in the third quarter of 2017. Non-GAAP net margin for the third quarter of 2018 decreased to negative 5.6% from positive 8.1% in the third quarter of 2017. Non-GAAP net loss per diluted ADS in the third quarter of 2018 was RMB0.25 (US$0.04), as compared to Non-GAAP net income per diluted ADS of RMB0.48 in the third quarter of 2017.

For the third quarter of 2018, the Company’s weighted average number of ADSs used in the computation of diluted net income per ADS was 72,745,318. As of September 30, 2018, the Company had a total of 582,129,950 ordinary shares outstanding, or the equivalent of 72,766,244 ADSs.

CERTAIN BALANCE SHEET ITEMS

As of September 30, 2018, the Company’s cash and cash equivalents, term deposits and short term investments and restricted cash were RMB1.42 billion (US$206.9 million). Restricted cash represents deposits placed as security for banking facilities granted to the Company, which are restricted in their withdrawal or usage.

Business Outlook

Based on the new accounting standard (ASC606), for the fourth quarter of 2018, the Company expects its total revenues to be between RMB376.1 million and RMB399.1 million; net advertising revenues are expected to be between RMB338.5 million and RMB356.5 million; and paid services revenues are expected to be between RMB37.6 million and RMB42.6 million.

If the old accounting standard (ASC605) were to be used, for the fourth quarter of 2018, the Company would expect its total revenues to be between RMB414.2 million and RMB437.2 million, its net advertising revenues to be between RMB374.0 million and RMB392.0 million, and its paid services revenues to be between RMB40.2 million and RMB45.2 million.

5  “ADS” means American Depositary Share of the Company. Each ADS represents eight Class A ordinary shares of the Company.

All of the above forecasts reflect the Company’s current and preliminary view on the market and operational conditions, which are subject to change.

Conference Call Information

The Company will hold a conference call at 8:00 p.m. U.S. Eastern Time on November 12, 2018 (November 13, 2018 at 9:00 a.m. Beijing/Hong Kong time) to discuss its third quarter 2018 unaudited financial results and operating performance.

To participate in the call, please use the dial-in numbers and conference ID below:

International:	+65 67135440
Mainland China:	4001200654
Hong Kong:	+852 30186776
United States:	+1 8456750438
Conference ID:	6289139

A replay of the call will be available through November 19, 2018 by using the dial-in numbers and conference ID below:

International:	+61290034211
Mainland China:	4006322162
Hong Kong:	+85230512780
United States:	+16462543697
Conference ID:	6289139

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.ifeng.com.

Use of Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with the United States Generally Accepted Accounting Principles (“GAAP”), Phoenix New Media Limited uses non-GAAP gross profit, non-GAAP gross margin, non-GAAP income or loss from operations, non-GAAP operating margin, non-GAAP net income or loss attributable to Phoenix New Media Limited, non-GAAP net margin and non-GAAP net income or loss per diluted ADS, each of which is a non-GAAP financial measure. Non-GAAP gross profit is gross profit excluding share-based compensation. Non-GAAP gross margin is non-GAAP gross profit divided by total revenues. Non-GAAP income or loss from operations is income or loss from operations excluding share-based compensation. Non-GAAP operating margin is non-GAAP income or loss from operations divided by total revenues. Non-GAAP net income or loss attributable to Phoenix New Media Limited is net income or loss attributable to Phoenix New Media Limited excluding share-based compensation and gain or loss from equity method investments, including impairments. Non-GAAP net margin is non-GAAP net income or loss attributable to Phoenix New Media Limited divided by total revenues. Non-GAAP net income or loss per diluted ADS is non-GAAP net income or loss attributable to Phoenix New Media Limited divided by weighted average number of diluted ADSs. The Company believes that separate analysis and exclusion of the aforementioned non-GAAP to GAAP reconciling items add clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with the related GAAP financial measures to obtain a better understanding of its operating performance. It uses these non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that using these non-GAAP financial measures to evaluate its business allows both management and investors to assess the Company’s performance against its competitors and ultimately monitor its capacity to generate returns for investors. The Company also believes that these non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of items like share-based compensation and gain or loss from equity method investments, including impairments, which have been and will continue to be significant and recurring in its business. However, the use of these non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using these non-GAAP financial measures is that they do not include all items that impact the Company’s gross profit, income or loss from operations and net income or loss attributable to Phoenix New Media Limited for the period. In addition, because these non-GAAP financial measures are not calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider these non-GAAP financial measures in isolation from, or as an alternative to, the financial measures prepared in accordance with GAAP.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.8680 to US$1.00, the noon buying rate in effect on September 30, 2018 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

About Phoenix New Media Limited

Phoenix New Media Limited (NYSE: FENG) is a leading new media company providing premium content on an integrated Internet platform, including PC and mobile, in China. Having originated from a leading global Chinese language TV network based in Hong Kong, Phoenix TV, the Company enables consumers to access professional news and other quality information and share user-generated content on the Internet through their PCs and mobile devices. Phoenix New Media’s platform includes its PC channel, consisting of ifeng.com website, which comprises interest-based verticals such as news, finance, fashion, military and digital reading, and interactive services; its mobile channel, consisting of mobile news applications, mobile video application, HTML5-based mobile Internet websites, and mobile digital reading application; and its operations with the telecom operators that provides content and mobile value-added services.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Phoenix New Media’s strategic and operational plans, contain forward-looking statements. Phoenix New Media may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Phoenix New Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of online and mobile advertising, online video and mobile paid services markets in China; the Company’s reliance on online and mobile advertising and MVAS for a majority of its total revenues; the Company’s expectations regarding demand for and market acceptance of its services; the Company’s expectations regarding maintaining and strengthening its relationships with advertisers, partners and customers; fluctuations in the Company’s quarterly operating results; the Company’s plans to enhance its user experience, infrastructure and services offerings; the Company’s reliance on mobile operators in China to provide most of its MVAS; changes by mobile operators in China to their policies for MVAS; competition in its industry in China; and relevant government policies and regulations relating to the Company. Further information regarding these and other risks is included in the Company’s filings with the SEC, including its registration statement on Form F-1, as amended, and its annual reports on Form 20-F. All information provided in this press release and in the attachments is as of the date of this press release, and Phoenix New Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries please contact:

Phoenix New Media Limited

Qing Liu

Email: investorrelations@ifeng.com

ICR, Inc.

Rose Zu

Tel: +1 (646) 405-4883

Email: investorrelations@ifeng.com

Phoenix New Media Limited

Condensed Consolidated Balance Sheets

(Amounts in thousands)

	December 31,	September 30,	September 30,
	2017	2018	2018
	RMB	RMB	US$
	Audited*	Unaudited	Unaudited
ASSETS
Current assets:
Cash and cash equivalents	362,862	169,153	24,629
Term deposits and short term investments	737,657	935,359	136,191
Restricted cash	336,700	316,600	46,098
Accounts receivable, net	458,744	414,616	60,369
Amounts due from related parties	187,214	83,412	12,145
Prepayment and other current assets	57,458	74,365	10,828
Convertible loans due from a related party	102,631	—	—
Total current assets	2,243,266	1,993,505	290,260
Non-current assets:
Property and equipment, net	64,454	96,355	14,030
Intangible assets, net	6,712	5,504	801
Available-for-sale investments	1,196,330	1,367,826	199,159
Equity investments, net	15,342	16,717	2,434
Deferred tax assets	60,460	91,470	13,318
Other non-current assets	12,544	16,009	2,331
Total non-current assets	1,355,842	1,593,881	232,073
Total assets	3,599,108	3,587,386	522,333
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loans	330,000	268,289	39,064
Accounts payable	262,657	228,761	33,308
Amounts due to related parties	14,140	20,948	3,050
Advances from customers	65,196	63,526	9,250
Taxes payable	92,214	102,804	14,969
Salary and welfare payable	134,471	106,761	15,545
Accrued expenses and other current liabilities	173,253	123,840	18,030
Total current liabilities	1,071,931	914,929	133,216
Non-current liabilities:
Deferred tax liabilities	1,312	1,312	191
Long-term liabilities	24,714	25,306	3,685
Total non-current liabilities	26,026	26,618	3,876
Total liabilities	1,097,957	941,547	137,092
Shareholders’ equity:
Phoenix New Media Limited shareholders’ equity:
Class A ordinary shares	17,180	17,486	2,546
Class B ordinary shares	22,053	22,053	3,211
Additional paid-in capital	1,587,575	1,599,914	232,952
Statutory reserves	81,237	81,237	11,828
Retained earnings	229,250	204,301	29,747
Accumulated other comprehensive income	570,244	728,334	106,047
Total Phoenix New Media Limited shareholders’ equity	2,507,539	2,653,325	386,331
Noncontrolling interests	(6,388)	(7,486)	(1,090)
Total shareholders’ equity	2,501,151	2,645,839	385,241
Total liabilities and shareholders’ equity	3,599,108	3,587,386	522,333

* Derived from audited financial statements included in the Company’s Form 20-F dated April 26, 2018.

Phoenix New Media Limited

Condensed Consolidated Statements of Comprehensive Income

(Amounts in thousands, except for number of shares and per share (or ADS) data)

	Three Months Ended				Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2017	2018	2018	2018	2017	2018	2018
	RMB	RMB	RMB	US$	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited

Revenues:
Net advertising revenues	363,124	316,035	280,216	40,800	942,933	839,112	122,177
Paid service revenues	62,436	46,426	48,475	7,058	170,372	136,452	19,868
Total revenues	425,560	362,461	328,691	47,858	1,113,305	975,564	142,045
Cost of revenues	(188,185)	(132,875)	(151,587)	(22,071)	(518,518)	(412,695)	(60,090)
Gross profit	237,375	229,586	177,104	25,787	594,787	562,869	81,955
Operating expenses:
Sales and marketing expenses	(122,843)	(109,823)	(140,998)	(20,530)	(337,074)	(382,040)	(55,626)
General and administrative expenses	(28,650)	(41,808)	(41,692)	(6,070)	(96,466)	(117,898)	(17,166)
Technology and product development expenses	(50,412)	(48,523)	(50,969)	(7,421)	(140,831)	(147,904)	(21,535)
Total operating expenses	(201,905)	(200,154)	(233,659)	(34,021)	(574,371)	(647,842)	(94,327)
Income/(loss) from operations	35,470	29,432	(56,555)	(8,234)	20,416	(84,973)	(12,372)
Other income/(loss):
Interest income	14,922	13,550	12,349	1,798	41,073	38,837	5,655
Interest expense	(5,700)	(3,389)	(3,080)	(448)	(18,475)	(11,102)	(1,616)
Foreign currency exchange (loss)/gain	(8,878)	16,231	6,066	883	(19,079)	7,166	1,043
Gain/(loss) from equity method investments, including impairments	968	(435)	4,240	617	1,431	1,375	200
Gain on disposal of convertible loans due from a related party	—	—	10,565	1,538	—	10,565	1,538
Others, net	4,893	2,128	5,773	841	9,386	11,994	1,746
Income/(loss) before tax	41,675	57,517	(20,642)	(3,005)	34,752	(26,138)	(3,806)
Income tax (expense)/benefit	(9,615)	(8,498)	3,889	566	(11,489)	115	17
Net income/(loss)	32,060	49,019	(16,753)	(2,439)	23,263	(26,023)	(3,789)
Net loss attributable to noncontrolling interests	834	222	127	18	2,388	1,098	160
Net income/(loss) attributable to Phoenix New Media Limited	32,894	49,241	(16,626)	(2,421)	25,651	(24,925)	(3,629)
Net income/(loss)	32,060	49,019	(16,753)	(2,439)	23,263	(26,023)	(3,789)
Other comprehensive income, net of tax: fair value remeasurement for available-for-sale investments**	33,832	5,287	52,111	7,588	299,311	103,762	15,108
Other comprehensive (loss)/income, net of tax: foreign currency translation adjustment	(18,778)	49,376	39,966	5,819	(35,031)	54,328	7,910
Comprehensive income	47,114	103,682	75,324	10,968	287,543	132,067	19,229
Comprehensive loss attributable to noncontrolling interests	834	222	127	18	2,388	1,098	160
Comprehensive income attributable to Phoenix New Media Limited	47,948	103,904	75,451	10,986	289,931	133,165	19,389
Net income/(loss) attributable to Phoenix New Media Limited	32,894	49,241	(16,626)	(2,421)	25,651	(24,925)	(3,629)
Net income/(loss) per Class A and Class B ordinary share:
Basic	0.06	0.08	(0.03)	0.00	0.04	(0.04)	(0.01)
Diluted	0.06	0.08	(0.03)	0.00	0.04	(0.04)	(0.01)
Net income/(loss) per ADS (1 ADS represents 8 Class A ordinary shares):
Basic	0.46	0.68	(0.23)	(0.03)	0.36	(0.34)	(0.05)
Diluted	0.46	0.67	(0.23)	(0.03)	0.36	(0.34)	(0.05)
Weighted average number of Class A and Class B ordinary shares used in computing net income/(loss) per share:
Basic	574,372,716	580,976,381	581,962,548	581,962,548	574,091,207	580,729,644	580,729,644
Diluted	577,816,213	584,945,765	581,962,548	581,962,548	577,578,429	580,729,644	580,729,644

**   The Company adopted ASU 2016-1, Recognition and Measurement of Financial Assets and Financial Liabilities, beginning from January 1, 2018. After the adoption of this new accounting standard, the Company measures long-term equity investments, other than those accounted for under the equity method, at fair value through earnings. As investments in Particle meet the definition of debt securities, which are recorded as available-for-sale investments, there is no impact by the adoption of ASU 2016-1 on the available-for-sale investments in Particle and the changes in their fair value continue to be recorded in other comprehensive income.

Phoenix New Media Limited

Condensed Segments Information

(Amounts in thousands)

	Three Months Ended				Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2017	2018	2018	2018	2017	2018	2018
	RMB	RMB	RMB	US$	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited

Revenues:
Net advertising service	363,124	316,035	280,216	40,800	942,933	839,112	122,177
Paid service	62,436	46,426	48,475	7,058	170,372	136,452	19,868
Total revenues	425,560	362,461	328,691	47,858	1,113,305	975,564	142,045
Cost of revenues
Net advertising service	149,000	110,022	132,066	19,229	421,584	349,377	50,870
Paid service	39,185	22,853	19,521	2,842	96,934	63,318	9,220
Total cost of revenues	188,185	132,875	151,587	22,071	518,518	412,695	60,090
Gross profit
Net advertising service	214,124	206,013	148,150	21,571	521,349	489,735	71,307
Paid service	23,251	23,573	28,954	4,216	73,438	73,134	10,648
Total gross profit	237,375	229,586	177,104	25,787	594,787	562,869	81,955

Phoenix New Media Limited

Condensed Information of Cost of Revenues

(Amounts in thousands)

	Three Months Ended				Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2017	2018	2018	2018	2017	2018	2018
	RMB	RMB	RMB	US$	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited

Revenue sharing fees	27,891	11,460	14,261	2,076	60,263	34,338	5,000
Content and operational costs	110,491	107,516	122,632	17,856	322,791	335,421	48,838
Bandwidth costs	14,085	13,899	14,694	2,139	42,220	42,936	6,252
Sales taxes and surcharges	35,718	—	—	—	93,244	—	—
Total cost of revenues	188,185	132,875	151,587	22,071	518,518	412,695	60,090

Reconciliations of Non-GAAP Results of Operations Measures to the Nearest Comparable GAAP Measures

(Amounts in thousands, except for number of ADSs and per ADS data)

	Three Months Ended September 30, 2017				Three Months Ended June 30, 2018				Three Months Ended September 30, 2018
		Non-GAAP				Non-GAAP				Non-GAAP
	GAAP	Adjustments		Non-GAAP	GAAP	Adjustments		Non-GAAP	GAAP	Adjustments		Non-GAAP
	RMB	RMB		RMB	RMB	RMB		RMB	RMB	RMB		RMB
	Unaudited	Unaudited		Unaudited	Unaudited	Unaudited		Unaudited	Unaudited	Unaudited		Unaudited
Gross profit	237,375	949	(1)	238,324	229,586	634	(1)	230,220	177,104	442	(1)	177,546
Gross margin	55.8%			56.0%	63.3%			63.5%	53.9%			54.0%
Income/(loss) from operations	35,470	2,450	(1)	37,920	29,432	3,390	(1)	32,822	(56,555)	2,535	(1)	(54,020)
Operating margin	8.3%			8.9%	8.1%			9.1%	(17.2)%			(16.4)%
		2,450	(1)			3,390	(1)			2,535	(1)
		(968	)(2)			435	(2)			(4,240	)(2)
Net income/(loss) attributable to Phoenix New Media Limited	32,894	1,482		34,376	49,241	3,825		53,066	(16,626)	(1,705)		(18,331)
Net margin	7.7%			8.1%	13.6%			14.6%	(5.1)%			(5.6)%
Net income/(loss) per ADS—diluted	0.46			0.48	0.67			0.73	(0.23)			(0.25)
Weighted average number of ADSs used in computing diluted net income/(loss) per ADS	72,227,027			72,227,027	73,118,221			73,118,221	72,745,318			72,745,318

(1) Share-based compensation

(2) Loss/(gain) from equity method investments, including impairments

Non-GAAP to GAAP reconciling items have no income tax effect.